Exhibit 12.1

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 31,	Year ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009	2008

Earnings before income taxes and equity in earnings of non-operating affiliates	$536.1	$2,829.5	$2,645.6	$687.7	$695.6	$1,175.4
Less: equity in earnings of operating affiliates	(11.6)	(47.0)	(50.2)	(10.6)	—	—

Earnings from continuing operations before equity in earnings of operating affiliates	$524.5	$2,782.5	$2,595.4	$677.1	$695.6	$1,175.4

Plus:
Fixed charges	62.9	232.3	229.7	260.3	6.7	6.9
Distributed income of equity investees	13.0	109.8	130.2	2.2	—	—
Amortization of capitalized interest	1.0	4.1	3.9	3.8	3.3	3.6
Less: preference security dividends of Terra Nitrogen Company, L.P.	(16.7)	(77.8)	(64.1)	(23.1)	—	—
Capitalized interest	(4.6)	(9.3)	(7.9)	(7.6)	—	—

Earnings for fixed charge coverage ratio calculation	$580.1	$3,041.6	$2,887.2	$912.7	$705.6	$1,185.9

Fixed charges
Interest expensed (a)	$39.1	$135.3	$147.2	$221.3	$1.5	$1.6
Capitalized interest	4.6	9.3	7.9	7.6	—	—
Estimated interest in rent expense (b)	2.5	9.9	10.5	8.3	5.2	5.3
Preference security dividends of Terra Nitrogen Company, L.P.	16.7	77.8	64.1	23.1	—	—
	$62.9	$232.3	$229.7	$260.3	$6.7	$6.9

Ratio of earnings to fixed charges	9.2x	13.1x	12.6x	3.5x	105.3x	171.9x

(a)              Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)              Assumes that the interest component is 11% of total rent expense in 2013 and 2012, 13% in 2011 and 2010 and 14% in all prior years.